INTEGRATED ALARM SERVICES GROUP, INC.

<u>**EMPLOYMENT AGREEMENT**</u>

EMPLOYMENT AGREEMENT made as of this 2nd day of March 2005 by and between **INTEGRATED ALARM SERVICES GROUP, INC.**, a Delaware corporation, having an office at One Capital Center, 99 Pine Street, Albany, New York 12207 (hereinafter referred to as "Employer") and **Bruce Quay**, an individual residing at 6 Shaker Bay Road, Latham, New York 12110 (hereinafter referred to as "Employee");

W I T N E S S E T H:

WHEREAS, Employer desires to employ Employee as the Chief Operating Officer of Employer; and

WHEREAS, Employee is willing to be employed as the Chief Operating Officer of Employer in the manner provided for herein, and to perform the duties of the Chief Operating Officer of Employer upon the terms and conditions herein set forth;

NOW, THEREFORE, in consideration of the promises and mutual covenants herein set forth it is agreed as follows:

1. <u>Employment of Chief Operating Officer.</u> Employer hereby employs Employee as Chief Operating Officer.

2. <u>Term</u>. (a) Subject to Section 9 and Section 10 below, the term of this Agreement shall be for a period of thirty-six (36) months commencing on a date to be agreed upon by Employee and Employer but no later than April 4, 2005 (the A Term@). The Term of this Agreement shall be automatically extended for additional one (1) year periods, unless either party notifies the other in writing at least one (1) year prior to the expiration of the then existing Term of its intention not to extend the Term. During the Term, Employee shall devote substantially all of his business time and efforts to Employer and its subsidiaries and affiliates.

3. <u>Duties</u>. The Employee shall perform those functions generally performed by persons of such title and position, shall attend all meetings of the stockholders and the Board, shall perform any and all related duties and shall have any and all powers as may be prescribed by resolution of the Board, and shall be available to confer and consult with and advise the officers and directors of Employer at such times that may be required by Employer. Employee shall report directly to the Employer=s President and Chief Executive Officer and ultimately to the Board. Employee shall not enter into any transaction on behalf of the Employer, except as authorized by the CEO, other than in the ordinary course of business.

4. Compensation.

        a. (i) Employee shall be paid a minimum of $360,000 per year during the Term of this Agreement. Employee shall be paid periodically in accordance with the policies of the Employer during the term of this Agreement, but not less than monthly.

        (ii) Employee is eligible for an annual bonus, if any, which will be determined and paid in accordance with policies set from time to time by the Board.

        b. Employer shall include Employee in its health insurance program available to Employer's executive officers and shall pay 100% of the premiums for such program.

        c. Employee shall have the right to participate in any other employee benefit plans established by Employer.

        d. Employee shall be issued 25,000 options to purchase the Common Stock of Employer which options shall have an exercise price equal to the closing bid price of the Employer=s common stock on the day prior to the date hereof. The options shall vest 1/3 upon issuance, 1/3 one year from issuance and 1/3 two years from issuance.

        e. (i) In the event of a "Change of Control" whereby:

        (A) A person (other than a person who is an officer or a Director of Employer on the effective date hereof), including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes, or obtains the right to become, the beneficial owner of Employer securities having 51% or more of the combined voting power of then outstanding securities of the Employer that may be cast for the election of directors of the Employer;

        (B) At any time, a majority of the Board-nominated slate of candidates for the Board is not elected;

        (C) Employer consummates a merger in which it is not the surviving entity;

        (D) Substantially all Employer's assets are sold; or

        (E) Employer's stockholders approve the dissolution or liquidation of Employer; or

        (F) Timothy McGinn ceases to be CEO of Employer; then

(ii) (A) All stock options and warrants ("Rights") granted by Employer to Employee under any plan or otherwise prior to the effective date of the Change of Control, shall become vested, accelerate and become immediately exercisable.

(B) If at any time within 6 months of the said Change of Control, Employee is not retained by Employer or the surviving entity, as applicable, under terms and conditions substantially similar to those herein, or if Employee=s duties require employee to move to a location not acceptable to Employee, then in addition, Employee shall be eligible to receive a one-time cash bonus, equal on an after-tax basis to his average compensation for the three previous fiscal years. Such compensation shall include salary, bonus, and any other compensation pursuant hereto. Said bonus shall be paid within thirty (30) days of the Change of Control.

5. Expenses. Employee shall be reimbursed for all of his actual out-of-pocket expenses incurred in the performance of his duties hereunder, provided such expenses are acceptable to Employer, which approval shall not be unreasonably withheld, for business related travel and entertainment expenses, and that Employee shall submit to Employer reasonably detailed receipts with respect thereto.

6. Vacation. Employee shall be entitled to receive four (4) weeks paid vacation time after each year of employment upon dates agreed upon by Employer. Upon separation of employment, for any reason, vacation time accrued and not used shall be paid at the salary rate of Employee in effect at the time of employment separation.

7. Secrecy. At no time shall Employee disclose to anyone any confidential or secret information (not already constituting information available to the public) concerning the internal affairs, business operations, and trade secrets of Employer.

8. Covenant Not to Compete.

(a) Subject to, and limited by, Section 10(b), Employee will not, at any time, during the term of this Agreement, and for one (1) year thereafter, either directly or indirectly, engage in, with or for any enterprise, institution, whether or not for profit, business, or company, competitive with the business (as identified herein) of Employer as such business may be conducted on the date thereof, as a creditor, guarantor, or financial backer, stockholder, director, officer, consultant, advisor, employee, member, or otherwise of or through any corporation, partnership, association, sole proprietorship or other entity; provided, that an investment by Employee, his spouse or his children is permitted if such investment is not more than four percent (4%) of the total debt or equity capital of any such competitive enterprise or business and further provided that said competitive enterprise or business is a publicly held entity whose stock is listed and traded on a national stock exchange, the NASDAQ Stock Market, or the over-the-counter bulletin board or any successor thereto. As used in this Agreement, the business of Employer shall be deemed to include wholesale monitoring and related support services, and financing solutions and products, within the security alarm industry.

(b) For a period one year from the date of termination of this agreement Employee shall not contact or solicit any of the Employers dealers, customers, employees or suppliers.

9. Termination.

    a. **Termination by Employer**

    (i) Employer may terminate this Agreement upon written notice for Cause. For purposes hereof, "Cause" shall mean (A) Employee's failure or refusal to perform his/her duties and responsibilities as set forth in paragraph 3 hereof, or the failure of Employee to devote all of his/her business time and attention exclusively to the business and affairs of the Employer in accordance with the terms hereof, in each case if such failure or refusal is not cured (if curable) within 10 days after receipt of written notice thereof to Employee by the Employer; (B) the willful misappropriation of the funds or property of the Employer (except for immaterial amounts of office supplies); (C) the use of alcohol or illegal drugs, interfering with the performance of Employees obligations under this Agreement; (D) the conviction in a court of law of, or entering a plea of guilty or nolo contendere, to a charge that either Employee committed a felony or any crime involving moral turpitude, dishonesty or theft; (E) the commission in bad faith by Employee of any act which injures the reputation, business or business relationships of the Employer, or the commission of an act which constitutes a nonconformance with the Employer=s policies against racial or sexual discrimination or harassment; (F) the gross or habitual misconduct or gross or habitual negligence by Employee in the performance of his/her duties, continuing after warning; (G) Employee=s engagement in any activity which constitutes a conflict of interest with the Employer; and (H) any breach (not covered by any of the classes (a) through (a) above) of any provision of this Agreement not cured within ten (10) days after written notice thereof; Notwithstanding anything to the contrary in this Section 9(a)(i), Employer may not terminate Employee's employment under this Agreement for Cause unless Employee shall have first received notice from the Board advising Employee of the specific acts or omissions alleged to constitute Cause, and such acts or omissions continue after Employee shall have had a reasonable opportunity (at least 10 days from the date Employee receives the notice from the Board) to correct the acts or omissions so complained of. However, Employee shall have the right at any time during such notice periods, to relieve the Employee of his office duties and responsibilities and to place Employee on a paid leave of absence status.

    (ii) This agreement automatically shall terminate upon the death of Employee, except that Employee's estate shall be entitled to receive any amount accrued under Section 4(a).

b. **Termination by Employee**

(i) Employee shall have the right to terminate his employment under this Agreement upon 30 days' notice to Employer given within 90 days following the occurrence of any of the following events (A) through (F) or within six month following the occurrence of event (G):

(A) Employee is not elected or retained as Chief Operating Officer.

(B) Employer acts to materially reduce Employee's duties and responsibilities hereunder. Employee's duties and responsibilities shall not be deemed materially reduced for purposes hereof solely by virtue of the fact that Employer is (or substantially all of its assets are) sold to, or is combined with, another entity, provided that Employee shall continue to have the same duties and responsibilities with respect to Employer's business, and Employee shall report directly to the chief executive officer and/or board of directors of the entity (or individual) that acquires Employer or its assets.

(C) Employer acts to change the geographic location of the performance of Employee's duties from the Albany, New York area, subject to necessary travel requirements of his position and duties hereunder. For purposes of this Agreement, the Albany, New York area shall be deemed to be the area within 60 miles of the current address of the Employer as set forth above.

(D) A Material Reduction (as hereinafter defined) in Employee's rate of base compensation, or Employee's other benefits. "Material Reduction" shall mean a ten percent (10%) differential;

(E) A failure by Employer to obtain the assumption of this Agreement by any successor;

(F) A material breach of this Agreement by Employer, which is not cured within thirty (30) days of written notice of such breach by Employer;

(G) A Change of Control.

(ii) Anything herein to the contrary notwithstanding, Employee may terminate this Agreement upon thirty (30) days written notice.

(iii) If Employee shall terminate this Agreement under Section 9(b)(i), Employee shall be entitled to receive twelve months salary. Other than the payment of twelve months salary to Employee and the immediate vesting of all options of Employee, Employer shall have no further obligation to compensate Employee pursuant to Section 4 above. If Employee shall terminate this Agreement pursuant to Section 9(b)(ii), Employee shall only be entitled to any accrued and unpaid compensation as of the date of termination as provided in Section 4(a)(i).

10. Consequences of Breach by Employer; Employment Termination

a. If this Agreement is terminated pursuant to Section 9(b)(i) hereof, or if Employer shall terminate Employee's employment under this Agreement in any way that is a breach of this Agreement by Employer, the following shall apply:

(i) Employee shall be entitled to payment of twelve months salary; and

(ii) Employee shall be entitled to payment of any previously declared bonus as provided in Section 4(a) above.

b. In the event of termination of Employee's employment pursuant to Section 9(b)(i) of this Agreement, the provisions of Section 8 shall not apply to Employee.

11. Remedies. Employer recognizes that because of Employee's special talents, stature and opportunities in the alarm industry, and because of the special creative nature of and compensation practices of said industry and the material impact that individual projects can have on the Company's results of operations, in the event of termination by Employer hereunder (except under Section 9(a)(i) or (iii), or in the event of termination by Employee under Section 9(b)(i) before the end of the agreed term), the Employer acknowledges and agrees that the provisions of this Agreement regarding further payments of base salary, bonuses and the exercisability of rights constitute fair and reasonable provisions for the consequences of such termination, do not constitute a penalty, and such payments and benefits shall not be limited or reduced by amounts' Employee might earn or be able to earn from any other employment or ventures during the remainder of the agreed term of this Agreement.

12. Excise Tax. In the event that any payment or benefit received or to be received by Employee in connection with a termination of his employment with Employer would constitute a "parachute payment" within the meaning of Code Section 280G or any similar or successor provision to 280G and/or would be subject to any excise tax imposed by Code Section 4999 or any similar or successor provision then Employer shall assume all liability for the payment of any such tax and Employer shall immediately reimburse Employee on a "grossed-up" basis for any income taxes attributable to Employee by reason of such Employer payment and reimbursements.

13. Attorneys' Fees and Costs. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which he may be entitled.

14. Entire Agreement; Survival. This Agreement contains the entire agreement between the parties with respect to the transactions contemplated herein and supersedes, effective as of the date hereof any prior agreement or understanding between Employer and Employee with respect to Employee's employment by Employer. The unenforceability of any provision of this Agreement shall not effect the enforceability of any other provision. This Agreement may not be amended except by an agreement in writing signed by the

Employee and the Employer, or any waiver, change, discharge or modification as sought. Waiver of or failure to exercise any rights provided by this Agreement and in any respect shall not be deemed a waiver of any further or future rights.

b. The provisions of Sections 4, 7, 8, 9(a)(ii), 9(c), 10, 11, 12, 14, 16, 17 and 18 shall survive the termination of this Agreement.

15. Assignment. This Agreement shall not be assigned to other parties.

16. Governing Law. This Agreement and all the amendments hereof, and waivers and consents with respect thereto shall be governed by the internal laws of the State of New York, without regard to the conflicts of laws principles thereof.

17. Notices. All notices, responses, demands or other communications under this Agreement shall be in writing and shall be deemed to have been given when

a. delivered by hand;

b. sent be telex or telefax, (with receipt confirmed), provided that a copy is mailed by registered or certified mail, return receipt requested; or

c. received by the addressee as sent be express delivery service (receipt requested) in each case to the appropriate addresses, telex numbers and telefax numbers as the party may designate to itself by notice to the other parties:

(i) if to the Employer:

Integrated Alarm Services Group, Inc.
99 Pine Street, 5th Floor
Albany, New York
Attention: Timothy McGinn
Telefax: (518) 426-1515
Telephone:(518) 426-0953

Gersten, Savage, Kaplowitz,
Wolf & Marcus LLP
101 East 52nd Street
9th Floor
New York, New York 10022
Attention: Arthur S. Marcus, Esq.
Telefax: (212) 980-5192
Telephone: (212) 752-9700

(ii) if to the Employee:

Bruce Quay
6 Shaker Bay Road
Latham, New York 12110

18. Severability of Agreement. Should any part of this Agreement for any reason be declared invalid by a court of competent jurisdiction, such decision shall not affect the validity of any remaining portion, which remaining provisions shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including any such part, parts or portions which may, for any reason, be hereafter declared invalid.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

INTEGRATED ALARM SERVICES GROUP, INC.

By: /s/ Timothy M. McGinn_____
Timothy M. McGinn
Co-Chief Executive Officer

/s/ Bruce Quay_____
Bruce Quay